UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 25, 2005

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

Following her retirement as President of Irwin Home Equity Corporation, as disclosed in this report under Item 8.01 below and in Exhibit 99.1, Ms. Elena Delgado will serve as a consultant to Irwin Home Equity advising on the long-term strategic direction of the company. The terms of a consulting agreement with Ms. Delgado are under discussion.

ITEM 8.01. OTHER EVENTS.

a). Irwin Financial Corporation issued a press release on October 25, 2005, announcing that Elena Delgado will retire as President of Irwin Home Equity Corporation effective December 29, 2005. A copy of the press release is attached as Exhibit 99.1 to this report on Form 8-K.

b). On October 25, 2005, the Corporation announced the resignation of Richard Barbercheck, Vice President - Corporate Credit Risk Evaluation Officer. Barbercheck, 47, has been a Vice President of Irwin Financial since 2003. He was an officer of Irwin Union Bank and Trust since 1998. The Corporation is actively searching for his replacement.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c). Exhibits

Exhibit No.	**Description**
99.1	Press Release dated October 25, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: October 25, 2005   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 25, 2005

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

ELENA DELGADO TO RETIRE AS PRESIDENT OF IRWIN HOME EQUITY

COLUMBUS, IN, October 25, 2005 - Irwin Financial Corporation (NYSE: IFC), a bank holding company focusing on mortgage banking, small business banking and home equity lending, today announced that after 11 years of service to Irwin Home Equity (IHE) as its President, Elena Delgado will retire effective December 29, 2005.

Jocelyn Martin-Leano, currently Executive Vice-President of Operations, will assume the position of Interim President of IHE until a thorough search is concluded for a new President. Ms. Martin-Leano, who has extensive experience in financial services companies, has played a significant role in IHE's success since joining the Company nine years ago.

"Elena Delgado was instrumental in the creation of Irwin Home Equity from the very beginning," said Will Miller, Chairman and CEO of Irwin Financial. "She has seen it through the first eleven years of its life and successfully established it as an important line of business within the Irwin Financial family. We wish her well in her retirement. We are fortunate to have someone as capable and experienced as Jocelyn Martin-Leano already on the team to step into Elena's shoes as Interim President, enabling the company not to miss a beat."

Ms. Delgado was first engaged by Irwin Financial Corporation in March of 1994 to develop a plan for entry into the home equity business. Irwin Home Equity was formed in September 1994 and Ms. Delgado has served as President since that time. During her tenure as President, she grew IHE to over 600 employees and $3.3 billion in assets under management. Under Ms. Delgado's leadership, IHE was instrumental in building high loan-to-value home equity lending and securitization of second mortgage loans in the asset-backed markets.

Following her retirement from employment at IHE, Ms. Delgado will serve as a consultant advising on the long-term strategic direction for the company; the details of the agreement are under discussion.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business — Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation and Irwin Commercial Finance — provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.